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NeXstar Pharmaceuticals, Inc.

2860 Wilderness Pl., Boulder, CO 80301 Phone 303.444.5893 Fax 303.544.6113

FOR IMMEDIATE RELEASE

Contacts at NeXstar Pharmaceuticals:
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Anna Sussman                                           Katy Doherty
Manager, Investor Relations                            Manager, Media Relations
(303) 546-7875                                         (303) 664-0142

             NEXSTAR TO EVALUATE SPIN OUT OF DISCOVERY ORGANIZATION
                           CEO PATRICK MAHAFFY RESIGNS

     BOULDER, Colo., August 19, 1998 - NeXstar Pharmaceuticals, Inc. (NASDAQ-NMS: NXTR) today announced that its Board of Directors is actively evaluating the spin out to its stockholders of its drug discovery organization, thereby dividing the existing company into two publicly traded companies. This spin out would be designed to highlight the strong development pipeline and fundamental profitability of the company's products group, as well as the substantial technology value in its drug discovery organization.

Related to this decision, the company also announced the resignation of Patrick
J. Mahaffy as president, CEO and director. Mahaffy will continue to act as a consultant to the company.

"While I believe that both independent companies would have substantial opportunities, the creation of two separate companies is obviously different from the strategy I have been pursuing and as a result it would be inappropriate for me to remain," Mahaffy said.

Larry Gold, Ph.D., chairman of the board and chief scientific officer of NeXstar Pharmaceuticals, provided additional comment on the potential spin out. "If we were to establish an independent discovery and research company, NeXstar Pharmaceuticals could realize savings of approximately $20 million per year and become a sustainably profitable drug marketing and development organization," Gold said. "We believe that a restructured NeXstar Pharmaceuticals would be more appropriately valued for its earnings and the strengths of its existing development pipeline.
                                  -more-

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NeXstar Evaluates Spin Out
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"In addition, we believe strongly that the separation of the discovery-based company from the commercial organization would serve to highlight our tremendous strengths," Gold added. "NeXstar Pharmaceuticals has recently entered into two substantial discovery-based relationships that validate the power of research at NeXstar Pharmaceuticals, one with Glaxo Wellcome related to SELEX technology, and one with SKW related to nucleic acid chemistry and manufacturing technologies.

"We believe that by creating a separate company related only to research and discovery-based activities that these types of relationships would be more visible," added Gold. "These two transactions along with a cash infusion from NeXstar Pharmaceuticals would provide a strong foundation for the discovery-based company."

The company expects to make further announcements related to this potential spin out within the next 45 days. During this transition period, NeXstar Pharmaceuticals will be managed by its existing management committee, which includes: Dr. Crispin Eley, vice president, pharmaceutical operations; Larry Gold; Mike Hart, vice president and CFO; Barry Herron, vice president, sales and marketing; and Nicole Onetto, M.D., vice president, medical affairs. Mr. Hart will chair the committee. A search has been initiated to find chief executives for NeXstar Pharmaceuticals and the potential new discovery company.

This press release contains forward-looking statements that involve risks and uncertainties and actual events or results may differ materially. While these statements, which include predictions about cost savings to, and potential profitability of, NeXstar Pharmaceuticals and a potential spin out of the company's research and discovery group, reflect NeXstar Pharmaceuticals' best current judgment, they are subject to risks and uncertainties that could cause actual results to vary from current projections. These risk factors are identified in NeXstar Pharmaceuticals' reports to the Securities and Exchange Commission filed on forms 10-K and 10-Q, and in other SEC filings.

NeXstar Pharmaceuticals, Inc. is engaged in the discovery, development, manufacture and commercialization of products to treat serious and life threatening illnesses. The company currently markets two drugs in the United States and around the world, AmBisome and DaunoXome. Based in Boulder, Colo., NeXstar Pharmaceuticals maintains additional research, development and manufacturing facilities in San Dimas, Calif., and marketing subsidiaries worldwide.


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